FELT & FAT, LLC
AMENDED AND RESTATED OPERATING AGREEMENT

This Amended and Restated Operating Agreement("Agreement") of Felt & Fat, LLC (the "Company") is made as of the date set forth on the signature page to this Agreement ("Effective Date") by and among the Company, Nathaniel Mell ("Nate"), Joel Evey ("Joel"), Jeffrey Kahn ("Jeff"), Eli Kulp ("Eli") and Schulson Investments LLC, Pennsylvania limited liability company, ("Schulson") (and any other person or entity that may be admitted as a Member of the Company in accordance with this Agreement) (individually, a "Member", and collectively, the "Members).

WHEREAS, the Company was formed on August 4, 2014 by the filing of a Certificate of Organization (the "Certificate") with the Department of State of the Commonwealth of Pennsylvania.

WHEREAS, the Members of the Company other than Schulson, Jeff and Eli are parties to that certain Operating Agreement of the Company dated as of October 5, 2015, as amended (the "Existing Agreement").

WHEREAS, the Members desire amend and restate the Existing Agreement to reflect the admission of Schulson, Jeff and Eli as Members of the Company and to otherwise to amend and restate the terms of the Existing Agreement in the manner hereinafter set forth.

NOW, THEREFORE, in consideration of their respective covenants set forth in this Agreement, the parties, intending to be legally bound, do hereby agree to amend and restate the Existing Agreement as follows:

1. Formation and Organization. By filing of the Certificate, the Company was formed and organized, and the parties agree to continue the Company, as a limited liability company under the Pennsylvania limited liability company law (as amended, the "LLC Law"). The Company has elected to be taxed as a partnership under the Internal Revenue Code of 1986, as amended (the "Code") (the Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time, the "Treasury Regulations"). Nate shall serve as the "partnership representative" (as such term is defined in Section 6223(a) of the Code, the "Partnership Representative"). This Agreement amends and restates all previous operating agreements of the Company, including the Existing Agreement.

2. Purpose. The Company has been formed for the purpose of owning and operating a ceramics design, manufacturing and distribution business under the "Felt & Fat" brand, as well as engaging in any lawful business for which a Company organized under the LLC Law may engage. The Manager (defined below) shall have the full right, power and authority to expand, limit or otherwise change the purposes of the Company from time to time, and the Company shall have the power and authority to do any lawful act approved, as provided in this Agreement, by the Manager or Members. Without limiting the foregoing, the purposes of the Company shall include licensing of the Company name or brand to third parties, and such licensing activities shall be considered opportunities of this Company.

3. Shares

3.1. Classes. Membership Interest in the Company shall be designated in Shares, where "Share" means a unit of Membership Interest in the Company and "Membership Interest" means the interests of a Member, in his or its capacity as such, as provided in this Agreement and under the LLC Law, including a Member's "transferable interest", rights to distributions (liquidating or otherwise), allocations, information or to vote, consent or approve. The Shares of the Company shall consist initially of four (4) separate classes which shall be known respectively as the "Class A Shares", the "Class B Shares", the "Class C Shares" and the "Class D Shares").

3.2. Holders. The Class A Shares shall be held by Nate and any other person or entity who may be admitted as holders of Class A Shares (the "Class A Members"). The Class B Shares shall be held by Joel, Jeff and Eli, and any other person or entity who may be admitted as holders of Class B Shares (the "Class B Members"). The Class C Shares shall be held by any person or entity who may be admitted as holders of Class C Shares (the "Class C Members"). The Class D Shares shall be held by Schulson (the "Class D Member").

3.3. Rights. The rights, powers and duties of each class of Shares (and the corresponding Shares and class of Members) shall be as set forth in this Agreement or any Class Authorization (defined below). The Class A Shares and Class B Shares shall be identical in all respects on a percentage interest basis, except that the Class B Shares shall be nonvoting. The Class C Shares shall be issued as equity compensation for services provided or to be provided to the Company by employees, officers, consultants, independent contractors or advisors and are intended to constitute "profits interests" (as such term is used by Rev. Proc. 93-27 and 2001-43). "Class Authorization" means a resolution of the Manager authorizing any new or separate class of Shares, or series of any class of Shares, with such rights, powers and duties as the Manager shall determine, which Class Authorization shall be deemed an amendment to, and shall become a part of, this Agreement (and shall be binding on the Company and the Members) upon approval of the Manager.

3.4. Class C Shares. The Class C Shares shall have the following rights, powers and duties:

3.4.1. The Class C Shares shall be nonvoting.

3.4.2. Immediately prior to each issuance of Class C Shares, the Manager shall determine the fair market value of the Company ("FMV"). Each Class C Share shall entitle the Class C Member who holds such Class C Share to share in the appreciation in the FMV from the date of issuance of such Class C Share with respect to distributions of Available Cash pursuant to Section 11.1 of this Agreement and not in any FMV accrued prior to the issuance of such Class C Shares.

3.4.3. Upon the issuance of Class C Shares, distributions to the Class C Member who holds such Class C Shares under Section 11.1 of this Agreement shall be subject to the limitations set forth in Section 3.4.2 above. The Manager shall complete a written designation establishing the minimum aggregate distribution amount of Available Cash that must be made pursuant to Section 11.1 of this Agreement with respect to the Shares issued and outstanding prior to the issuance of such Class C Shares before such Class C Shares shall share in distributions of Available Cash pursuant to such Section 11.1.

3.4.4. The Company may make (or subsequently revoke) such safe harbor elections as the Manager or the Partnership representative shall determine, including to value Class C Shares as compensation for services at liquidation value, as the same may be permitted pursuant to or in accordance with the Code and Treasury Regulations. In such event, the Company shall make any allocations or filings necessary or appropriate to effectuate, maintain and comply with such election, and the Members (including the Class C Members) shall comply with all requirements to effectuate and maintain such election and shall execute and deliver all documents required by the Manager or Partnership representative in connection therewith.

3.4.5. To the extent required by the Code or Treasury Regulations, solely for purposes of determining percentage interests under Section 11 of this Agreement, Class C Shares shall be considered vested notwithstanding any vesting terms to which such Shares are subject.

3.5. Class D Shares. The Class D Shares shall have the following rights, powers and duties:

3.5.1. The Class D Shares shall be nonvoting, except as set forth in Section 7.8;

3.5.2. Commencing on October 2, 2023, the Class D Shares shall accrue a dividend at the rate of five percent (5%) per annum on the amount of the Unreturned Capital Contributions (as defined below) of the Class D Member from time to time (and the dividend shall cease to accrue after such Unreturned Capital Contributions been reduced to zero). To the extent of Available Cash (defined below) and after the Company makes Tax Distributions (defined below), the Company shall pay the amount of the accrued dividend to the Class D Member on or before March 31 of each calendar year in which the dividend is due. Notwithstanding anything to the contrary, the Company shall have no obligation to make payment of any accrued dividend if the funds of the Company are not legally available for such purpose or if any such funds are restricted pursuant to covenants or default provisions contained in the Company's financing documents. The dividend shall be cumulative (such that any unpaid dividends accruing in any calendar year that remains unpaid at the end of that calendar year shall carry forward and continue to accrue in subsequent calendar years until paid), but non-compounded (such that dividends shall accrue only on the amount of the Class D Member's Unreturned Capital Contributions and not on any unpaid dividend). As used herein, "Unreturned Capital Contributions" of the Class D Member shall mean the aggregate cash Capital Contributions to the Company made by the Class D Member reduced, but not below

zero, by the amounts distributed to the Class D Member pursuant to Section 11.1.2 (and, for the avoidance of doubt, not reduced by any distributions in respect of dividends). In addition to the priority distribution of Available Cash set forth in Section 11.1.1, in the event of any liquidation of the Company or any Capital Transaction (defined below), before any payment shall be made to the other Members in respect of their Shares, the Class D Member shall be entitled to be paid out of the funds or assets available for distribution to the Members the amount of any accrued but unpaid dividends. "Capital Transaction" means (i) the acquisition and/or recapitalization of the Company by another entity by means of any transaction or series of related transactions to which the Company is a party, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of transactions, as a result of shares in the Company held by such holders prior to such transaction or series of transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity (or if the Company or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent), or (ii) a sale of all or substantially all of the assets of the Company by means of any transaction or series of related transactions. Notwithstanding the foregoing, a "Capital Transaction" shall not include any transaction or series of transactions principally for bona fide equity financing purposes whereby the Company issues or agrees to issue Shares (or securities or rights directly or indirectly convertible into, or exercisable or exchangeable for, Shares) in exchange for cash, cancellation of indebtedness or any combination thereof.

3.5.3. As security for the payment of accrued dividends pursuant to Section 3.5.4 and any other amounts to which the Class D Member shall be entitled under this Agreement, the Company hereby grants to the Class D Member a security interest under the Uniform Commercial Code of the Commonwealth of Pennsylvania, as amended, and under other applicable law, in and to the Collateral (defined below). The Class D Member agrees that such Member's lien on the Collateral and rights under this Agreement shall be subordinated, and does hereby subordinate such lien and rights, to the lien and rights of the Company's lenders in connection with the loan being obtained by the Company contemporaneously with this Agreement or any subsequent secured loans, and the Class D Member shall execute such agreements as the Company's lenders may require with regard to such subordination. Upon and after the Company's failure to make payment of any dividend or other amount to which the Class D Member shall be entitled under this Agreement, as and when such payment or amount is due and payable, the Class D Member shall have, in addition to other applicable remedies, all the remedies of a secured party under the Uniform Commercial Code of the Commonwealth of Pennsylvania, as amended, and under other applicable law. The Company shall execute and deliver to the Class D Member, and shall permit the Class D Member, at the Company's expense, to file, from time to time such financing statements and other documents as the Class D Member shall reasonably require to permit the Class D Member to obtain and maintain a security interest in the Collateral. "Collateral" shall means all assets and property of the Company, whether now owned or hereafter acquired or arising and wherever located, including, without limitation, the Company's equity interest in 3360 Frankford LLC, subject to the Company's receipt of consent of its managing member, and all proceeds thereof. Without the prior written consent of the Class D Member, the Company shall not take any action that would result in any of the following without, if applicable, first providing the Class D Member with written notice and the opportunity to filing financing statements and take other actions needed to obtain and maintain its security interest in the Collateral:

3.5.3.1. Change its name, undergo a division, or change into any entity other than a Pennsylvania limited liability company;

3.5.3.2. Change the location where any of the Collateral is located;

3.5.3.3. Sell, transfer or otherwise dispose of any of the Collateral except for fair value.

3.6. Participation. In the event the Company proposes to offer or issue Additional Shares (defined below), the Company shall first provide the Members with written notice that includes the rights, powers and duties of the Additional Shares, the total number of Additional Shares to be issued and the price per Share of the Additional Shares. Each Member shall have the option to purchase from the Company, on the proposed terms and conditions of the Additional Shares set forth in such notice, that proportion (rounded to the nearest whole number to eliminate fractional shares) of the Additional Shares that the number of Shares held by such Member bears to the number of all Shares. The option shall be exercisable by the Member's giving written notice to the Company within fifteen (15) days after receipt of written notice from the Company of its proposed offer or issuance of Additional Shares. The Member shall pay the purchase price for the number of Additional Shares that the Member desires to purchase on the same terms as the proposed offer or issuance

that triggered the Member's option to purchase the Additional Shares or upon terms to be mutually agreed upon by the Company and Member. If the Members do not deliver notices in compliance with the foregoing or do not exercise and consummate their options to purchase all of the Additional Shares, the Company may offer and issue the unpurchased Additional Shares to any person or entity, on the terms and conditions set forth in the Company's notice, without further obligation to the Members. Except for the foregoing or as set forth in Section 7.8, the offer of Additional Shares to any one or more Members, their affiliates or any third party, in each case shall be without notice to, consent from, or any prior offer of such Shares to, any Member, affiliate thereof or any third party. Each person or entity to whom Shares are sold or issued shall agree to be bound by this Agreement as fully and effectively as if a signatory hereto, and the Manager may impose any other conditions on the purchase or issuance of Shares, including any Capital Contribution in consideration for Shares (which need not be identical for Members within any class of Shares). "Additional Shares" means any class of Shares or other Membership Interest in the Company however designated, or any security or note convertible into any class of Shares or other Membership Interest in the Company however designated or any option to purchase any class of Shares or other Membership Interest in the Company however designated, to be offered or issued by the Company other than pursuant to Section 3.7 or any other share or interest incentive or option plan or agreement of the Company or in connection with any transaction that is not for the purpose of raising equity capital.

3.7. Incentive Shares. To attract, retain and incentivize officers, employees and other personnel providing services to the Company, the Manager may award or sell Class C Shares and/or grant or sell options to purchase or acquire Class C Shares to any such persons (including to any Member or the Advisory Board). Unless determined otherwise by the Manager, the number of Class C Shares that may be issued pursuant to this Section 3.7 (including Class C Shares to be issued upon exercise of options or other rights granted) shall not exceed the number which, upon issuance, would constitute that number of Class C Shares set forth on Exhibit A. The aggregate number of Class C Shares may not be increased without the prior written consent of the Class D Member.

4. No Individual Authority and Limitation on Liability. Except to the extent provided in this Agreement, no Member shall (a) have any authority to act for, or undertake or assume any obligation or responsibility on behalf or in the name of, the other Members or the Company, (b) be responsible for any obligation of any other Member incurred either before or after the execution of this Agreement (nor shall the Company be responsible for any such obligation of a Member, except for those obligations incurred by the Company pursuant to this Agreement), and (c) unless a Member otherwise agrees in writing, have any liability or obligation of any kind for any liabilities or obligations (whether arising in contract, tort or otherwise) of the Company or other Members. A Member's risk of loss based on claims against the Company shall be limited to the loss of such Member's Capital Contribution (defined below), except as expressly required by applicable laws. A Member that rightfully receives a distribution from the Company shall be not liable to the Company or any other person or entity for return thereof, except to the extent provided by applicable laws.

5. Services of Members. Except for service of Nate as Manager (as provided in Section 7) and as provided in this Section below, neither this Agreement nor the ownership of Shares shall confer upon a Member or any other person or entity any right to be employed or engaged by, or to receive any compensation from, the Company, and any such employment or engagement shall be governed exclusively by a separate written agreement approved by the Manager or, in the absence of an agreement, shall be as determined by the Manager from time to time. For so long as Nate owns and holds his Class A Shares set forth on Exhibit A and no Sale Event (defined below) has occurred with respect to him, Nate shall have, shall diligently perform and shall commit his full business time, dedication, focus and energy to, subject to the authority of the Manager as provided in Section 7, the responsibilities customarily provided by a Chief Executive Officer and President of a company comparable to the Company. Unless otherwise determined by the Manager or as set forth in a written agreement approved by the Manager, Nate shall not be entitled to salary, benefits, perks or other compensation from the Company in any form, whether paid as salary, guaranteed payment or otherwise, at any time during which he fails to commit the his full business time, dedication, focus and energy to the business of the Company, including as a result of death, permanent disability, incompetence or incapacity (provided that, the foregoing shall not affect Nate's right to distributions of Available Cash for so long as he shall be a Member).

6. Exclusivity and Other Covenants. As a condition to receiving Shares and becoming a Member, Nate and Joel have previously executed and delivered to the Company a Protective Covenants Agreement and each of them agrees to be, and shall at all times while a Member and thereafter (as provided therein) be, bound by the terms and conditions of such Protective Covenants Agreement. In addition:

6.1. Noncompetition. For so long as he is a Member, each Member shall not, directly or in connection with any other person or entity (which with respect to the Class D Member shall include Michael J. Schulson), invest or acquire an ownership interest in, or be employed by, actively manage or otherwise participate in, any business or organization engaged substantially in the design, production or distribution of ceramic plate ware (other than the Company); provided, that this Section 6.1 shall not apply to Schulson to the extent of any minority investment in any business that is passive except for customary minority investor protective provisions.

6.2. Nonsolicitation. Each Member shall not, directly or indirectly (which with respect to the Class D Member shall include in connection with Michael J. Schulson), (i) for so long as he is a Member and for a period of six (6) months immediately thereafter, solicit, induce or contract with any Company employee, contractor or other personnel (including who was employed or engaged by the Company at any time within six (6) months prior to the time the Member is no longer a Member) to leave the Company, or (ii) for so long as she or he is a Member and for a period of one year immediately thereafter, divert or otherwise take away, or influence the cessation, reduction, limitation or detrimental change in relationship with the Company of, any customer, supplier, source of business or other business relationship of the Company (including any of the foregoing who was a relationship of the Company at any time within two (2) years prior to the time the Member is no longer a Member), including any of the foregoing introduced to the Company by the Member. The foregoing solicitation restriction related to customers, suppliers, sources of business or other business relationships set forth in (ii) above shall not restrict Schulson's soliciting or engaging in business with any such person or entity in connection with the primary business operation of owning and operating restaurants.

6.3. Nondisclosure. Except as may be required by law, any information relating to the Company, including any Subsidiary, provided to a Member, or to any person or entity designated by a Member, which is either confidential, proprietary or otherwise not generally available to the public (but excluding information any person or entity has obtained independently from third-party sources without such person or entity's knowledge that the source has violated any fiduciary or other duty not to disclose such information) (the "Confidential Information") will be kept confidential by such person or entity, will not be disclosed to any person or entity, except for representatives of the Member who need to know such Confidential Information, and will not be used, directly or indirectly, including by assisting any other person or entity, for any purpose other than in connection with the purpose and business of the Company. Such person or entity shall be responsible for any breach of this Agreement by any of his or its representatives. In the event that any person or entity is required by subpoena, court order, civil investigative demand or similar legal process to disclose any Confidential Information, it will give the Company notice thereof as far in advance of disclosure as reasonably practicable, so that the Company, at its sole cost and expense, may seek an appropriate protective order.

6.4. Remedies. Each Member acknowledges that any breach or threatened breach by such Member of the provisions of this Section 6 will result in immediate and irreparable harm to the Company, for which there will be no adequate remedy at law, and that the Company will be entitled to seek equitable relief to restrain such Member from violating such terms of this Agreement, or to compel such Member to cease and desist all unauthorized use and disclosure of the Confidential Information, without posting bond or other security. Nothing in this Agreement shall be construed as prohibiting the Companies from pursuing any other remedies available to it for such breach or threatened breach, including recovery of damages from the Member.

6.5. Interpretation. Each of the provisions of this Section 6 are and are intended to be divisible, and if any portion thereof (including any sentence, clause or word) shall be held contrary to law or invalid or unenforceable in any respect in any jurisdiction, or as to one or more periods of time, areas or business activities or any part thereof, the remaining provisions shall not be affected but shall remain in full force and effect, and any such invalid or unenforceable provision shall be deemed, without further action on the part of any party hereto or other person or entity, modified and amended to the minimum extent necessary to render the same valid and enforceable in such jurisdiction.

6.6. Acknowledgements. Each Member acknowledges and agrees that compliance with the covenants set forth in this Section 6 would not prevent him from earning a living that involves his training and skills without relocating, but only from engaging in unfair competition with the Company, and that the covenants set forth herein are intended to provide a minimum level of protection necessary to protect the legitimate interests of the Company.

7. Management

7.1. Manager Managed. The management and operation of the Company, and of its property, assets, affairs and business, shall be vested exclusively in a sole Manager. Subject to Section 7.8, the Manager shall have complete, exclusive and unrestricted right, power, authority and discretion to act on behalf and in the name of the Company to carry out the purposes of the Company, to make all decisions or consents and to act for and bind the Company, and to perform all acts that the Company may perform, all as the Manager may deem necessary, advisable or appropriate, which includes the power to delegate to others, including any affiliate of the Manager or a Member, any duty or obligation imposed on it pursuant hereto, subject to the terms of this Agreement and applicable law, and the Members shall not have the right or power to participate in or interfere with the management, operations, business or affairs of the Company.

7.2. Limitations of Liability. Articulation in this Agreement of the powers and authority delegated to the Manager shall not be construed to create an obligation upon the Manager to exercise any of such powers under any particular circumstances, it being understood that the Manager shall take such action as he shall determine, in his sole good faith discretion. The Manager does not in any way guarantee or assure the return of any Member's Capital Contribution (defined below) or a profit for the Members from the operation of the Company or distributions sufficient to pay any tax liability a Member may have on account of the Member's interest in the Company. The Manager may consider, to the extent he deems appropriate in his sole discretion, the effects of any action upon any or all persons or entities affected by such action (including Members, managers, officers, employees and others having a relationship with the Company and communities affected by the activities of the Company), the short-term and long-term interests of the Company and all other pertinent factors. Notwithstanding anything in this Agreement or the LLC Law, the Manager shall not be liable, responsible or accountable, in damages or otherwise, to the Company or any of the Members (or any successor in interest to any Member) for any act or omission, or for failure to exercise any power delegated to the Manager by this Agreement, unless it is ultimately determined by a court of competent jurisdiction that (a) the Manager materially breached or materially failed to perform a duty owed to the Company or the Members or (b) such breach or failure constitutes gross negligence, willful misconduct or recklessness or a material breach of the duties of the Manager in this Agreement. A person or entity alleging that the Manager breached or failed to perform a duty and that such breach or failure gives rise to liability hereunder shall bear the burden of proof. Nothing in this Section shall apply to the liability of a Manager pursuant to any criminal statute, or for the payment of taxes pursuant to applicable law or pursuant to any other agreement between a Manager and the Company.

7.3. Manager. Subject to modification only as provided below, the sole manager of the Company (the "Manager") shall be Nate until such time as (i) he resigns as Manager, (ii) he is no longer a Member, or (iii) his death or illness, injury disability or incapacity such that he shall be unable to perform or direct the essential responsibilities of the Manager to the Company for at least ninety (90) consecutive days or one hundred eighty (180) days in any eighteen (18) month period. Upon termination of Nate as Manager, a successor Manager shall be selected by the vote of Members holding at least 75% of the Class A, B and D Shares, voting together as a single class.

7.4. Compensation. The Manager shall be entitled to (i) base compensation from the Company, whether paid as salary, guaranteed payment, distribution, or otherwise (as determined by the Manager), in an amount determined by the Manager, (ii) bonus compensation from the Company, whether paid as salary, guaranteed payment, distribution, or otherwise (as determined by the Manager), in an amount based on metrics and milestones to be reasonably determined by the Manager from time to time, and (iii) participation in the health coverage, 401K retirement plan, life insurance, short and long term disability insurance programs, paid vacation and other employee benefits, if any, that are provided by the Company from time to time.

7.5. Conflicts. The Members, the Manager and their respective affiliates shall have the right to contract or otherwise transact business with the Company and third parties with which the Company may transact business, notwithstanding any conflict of interest, provided, that the (i) services rendered to the Company are necessary services, and (ii) the compensation payable to such Member, Manager or affiliate shall be comparable to the compensation that would be charged by a third party unaffiliated with any Member or the Manager in an arms' length transaction. The Manager shall not be prohibited from voting or consenting to any action or decision as a result of his being an interested person in such action or decision, including the determination of the terms of any Member's or Manager's compensation; provided, that such terms comply with the provisions of this Agreement.

7.6. Opportunities. Nothing in this Agreement or otherwise (including by virtue of any common law principles of "corporate opportunities") shall limit or restrict any Member, affiliate of a Member or any of their respective members, managers, partners, members, directors, officers, employees or agents, directly or indirectly, from engaging or participating in any business or venture.

7.7. Member Voting. In the event that, notwithstanding this Agreement, action or consent of the Members (including any action or consent of the Members that includes any otherwise nonvoting class of Members) is required by a provision of the LLC Law that cannot be waived, action or consent of the Members will be based on a majority of the Class A Shares or, if action or consent of any other class of Members is required, on a majority of the Shares.

7.8. Class D Member Consent. Notwithstanding anything to the contrary, the Company will not take any of the following actions (and only the following actions) without the prior written consent of the Class D Member (in addition to approval of the Manager and, if applicable, the Members), so long as the Class D Member (or any permitted transferee) is controlled by Michael J. Schulson:

(i) adversely change rights of the Class D Shares;

(ii) issue or sale Shares in a manner that (a) adversely affects or dilutes the Class D Members in a disproportionate manner to the Class A Members or (b), unless the Class D Members have been provided the participation option set forth in Section 3.6, is at a valuation of the Company that is less than the valuation of Class D Member's shares;

(iii) take any position on a Company tax return or in dealing with any taxing authority that materially adversely affects the Class D Member in a disproportionate manner to the Class A Members;

(iv) except in accordance with a budget approved by the Class D Member, provided that the Class D Member's approval is not unreasonably withheld, delayed or conditioned, incur any indebtedness or expense (including any contractual commitment, employee compensation or benefits, or property or equipment lease or acquisition) except for (A) trade payables incurred in ordinary course of business not outstanding for more than 90 days, or (B) borrowings under the Company's existing $100,000 line of credit;

(v) increase the aggregate compensation (including base compensation and bonus) payable to the Manager to an amount greater than $125,000, subject to restrictions set forth in any of the Company's financing documents, with 10% annual increases thereafter, or become obligated to pay any compensation to any other officer or employee of the Company in an amount that is in excess of reasonable compensation taking into consideration the services performed and to be performed by such officer or employee; or

(vi) take any other action which by the terms of this Agreement requires the consent of the Class D Member.

8. Advisory Board. The Company may establish an advisory board (the "Advisory Board") for the purpose of providing guidance and advice to the Manager on matters of business strategy and other matters that the Manager may bring before the Advisory Board. The Advisory Board shall be comprised of such members as shall be designated by the Manager. The Advisory Board shall have no power or authority to act for the Company, and the consideration, approval or action of the Advisory Board shall not be required with respect to any action of the Manager, Members or the Company.

9. Officers. The Manager may establish the offices of the Company and shall select the officers (including if any office becomes vacant). Subject to any agreement with the officer approved by the Manager, the Manager may (i) remove the officer from office, with or without cause or reason, at any time, (ii) determine the officer's authority and duties, and (iii) determine the salary and other compensation, including any benefits, of the officer. Election or appointment of an officer of the Company shall not of itself create contract rights. The officers shall provide services and conduct activities of their offices with a high standard of professionalism and ethics and in a manner that in no way reflects or reasonably could be expected to reflect adversely on the reputation, goodwill or business of the

Company. The officers shall not take any action not in the ordinary course of the business of the Company and, except for actions expressly approved by the Manager, the officers shall have no authority, and shall not be deemed to have any power or authority, to act for the Company and shall have no authority, and shall not represent himself as having authority, to enter into contracts for or otherwise bind the Company or to take any other action that may incur any contract, obligation or liability of the Company or any of its affiliates. Upon request of the Manager, the officers shall report to the Manager all matters which the interest of the Company may require to be brought to the Managers' notice.

10. Capital Contributions and Capital Accounts

10.1. Capital Contributions. The initial amount of money and the initial fair market value of any property (other than money) contributed to the Company with respect to the Shares held by a Member ("Capital Contribution") and the initial Shares of each of the Members shall be as set forth on Exhibit A. Exhibit A shall be revised from time to time as appropriate to continue to reflect the Capital Contributions and number of Shares held by each Member. Contemporaneously with the execution of this Agreement, Schulson, Jeff and Eli are each delivering the Capital Contribution set forth on Exhibit A to the Company and the Company is issuing the Shares to d Schulson, Jeff and Eli set forth on Exhibit A.

10.2. Capital Accounts. A separate capital account for each Member on the books of the Company, increased, decreased or otherwise adjusted by the Company's independent public accountant ("Capital Account"), shall be established and maintained for each Member in accordance with the capital accounting rules of the Code and the Treasury Regulations (which shall control in the event of any inconsistency with this Agreement). Without limiting the foregoing, the Capital Account of each Member shall be (i) increased by contributions of money or property by the Member to the Company and allocations of income or gain, (ii) decreased by distributions of money or property by the Company to the Member and allocations of loss or deduction, and (iii) otherwise adjusted in accordance with Treasury Regulations Section l.704-l(b)(2)(iv). The Manager may modify the manner in which Capital Accounts are computed as the Manager deems necessary to comply with Code Section 704(b) and the Treasury Regulations thereunder.

10.3. Withdrawal. A Member shall not be entitled to withdraw any part of such Member's Capital Account or resign as a member of the Company or to receive any distribution from the Company, except as provided in this Agreement.

10.4. Additional Contributions. No Member shall be required to make any additional capital contribution or to lend any funds to the Company, even if the failure to do so could result in a default by the Company of any of its obligations or in the bankruptcy of the Company, or to restore any deficit in such Member's Capital Account, and such deficit, if any, shall not be considered a debt owed to the Company or any other person or entity. No Member shall at any time be liable or held accountable to the Company, to the other Members, to the creditors of the Company or to any other third party for or on account of any negative Capital Account balance.

10.5. Interest. No Member shall receive any interest on such Member's Capital Contribution. However, if any Member makes a loan or advance to the Company, the amount of such loan or advance shall not be deemed an increase in, or contribution to, the Capital Account of such Member, and interest shall accrue on such loan or advance at the rate agreed upon by such Member and the Company.

10.6. Partition. All property owned by the Company, whether real or personal, tangible or intangible, shall be deemed to be owned by the Company, and no Member, individually or as part of a group with other Members, shall have any interest in such property. Title to all such property may be held in the name of the Company or a designee, which designee may but need not be a Member or an affiliate thereof. No Member shall have the right to have the property of the Company partitioned, or to file a complaint or institute a proceeding at law or in equity to have the property of the Company partitioned, and each of the Members hereby irrevocably waives any such right.

10.7. Property Revaluation. The Company may, at the discretion of the Manager, revalue Company property in all events in which such revaluation is required or permitted under the Treasury Regulations, including Treasury Regulations Section 1.704-l(b)(2)(iv)(f) and Treasury Regulation Section 1.704-1(b)(2)(iv)(g), including as of the Company's receipt of a Capital Contribution. In the event of such a revaluation, the Capital Accounts of the Members shall be adjusted in accordance with Treasury Regulations Section l.704-l(b)(2)(iv)(f) and (g) and subsequent distributive shares of depreciation, depletion, amortization, gain, or loss with respect to revalued property, as computed for tax

purposes, shall take into account any variation between the adjusted tax basis and book value of such property in the same manner as under Code Section 704(c) and the Treasury Regulations thereunder, as provided for in Section 11.3.3 hereto. For the avoidance of doubt, the Company will revalue Company property and the Members' Capital Accounts in connection with the execution of this Agreement and the restated Capital Accounts of the Members are attached hereto as Exhibit B.

11. Distributions

11.1. Available Cash. The Company shall make distributions of Available Cash (defined below) in such amounts and at such times as the Manager may determine. Subject to the payment of Tax Distributions pursuant to Section 11.2, all such distributions shall be made to the Members in the order of priority set forth below:

11.1.1. First, 100% to the Class D Member until all accrued but unpaid dividends payable on the Class D Shares have been paid in full;

11.1.2. Then, to the Members in proportion to their respective Shares on a percentage interest basis (subject to the limits with respect to Class C Shares, and it being understood that the Manager may authorize a class of Shares that provides for a priority return, in which case distributions would be made first to satisfy the priority return and then as provided above).

For purposes of determining percentage interests under this Section 11, only the vested portion of any Shares that may be subject to vesting shall be considered. "Available Cash" means the net cash proceeds from Company operations (including proceeds from Capital Transactions) less a reasonable reserve determined by the Manager and after all cash expenditures for Company expenses, including (i) principal, interest and other debt payments or charges on any debts or other obligations of the Company (including in respect of any loan from any Member), (ii) salaries, benefits and other compensation in any form, including compensation to the Manager or Members, whether paid as salary, guaranteed payment or otherwise (which shall be deemed and treated as Company expenses and not distributions of Available Cash), (iii) other operating expenses and overhead, (iv) capital expenditures and (v) reserves for contingencies (including future working capital requirements), capital improvements and replacements, whether or not such reserves are segregated from other Company funds, as determined by the Manager. Available Cash shall not be reduced by depreciation or similar noncash expenses or allowances.

11.2. Tax Distributions. Notwithstanding anything in Section 11.1, to the extent of Available Cash, the Company shall make a cash distribution ("Tax Distribution") to each Member on or before March 31 of each calendar year in the amount, if any, by which the aggregate distributions made by the Company to such Member since March 31 of the immediately preceding calendar year are less than the product of (a) the Assumed Income Tax Rate and (b) the amount of taxable income of the Company allocated to such Member for such immediately preceding calendar year. If Available Cash is not sufficient to pay the full amount of all Tax Distributions to the Members in accordance with the preceding sentence, Tax Distributions shall be allocated among the Members in proportion to the amount that would be payable if not limited by Available Cash. Any Tax Distribution received by a Member shall be considered an advance of and reduce the amount such Member would otherwise be entitled to receive pursuant to Section 11.1. For purposes hereof, "Assumed Income Tax Rate" means the highest effective marginal combined U.S. Federal, state and local income tax rate for a calendar year prescribed for an individual resident in Philadelphia, PA, taking into account the character of the applicable income (e.g., long-term or short-term capital gain or ordinary or exempt) and assuming no deductibility of state or local income taxes for Federal income tax purposes.

11.3. Allocation of Profits and Losses

11.3.1. General. Profits and Losses for any period, including from a Capital Transaction, shall be determined in accordance with the accounting method adopted by the Manager and shall be determined and allocated by the Company's independent public accountants, in a manner consistent with the economic terms of the parties and otherwise consistent with the intent of this Agreement. Where the accounting method adopted by the Manager provides no rule regarding a specific transaction, the transaction shall be accounted for in accordance with accounting procedures determined by the accountants and applied in a consistent manner. The Members hereby agree to be bound by the provisions of this Agreement in reporting their shares of Profits and Losses for income tax purposes. "Profits" and "Losses"

shall mean, respectively, the profit or loss of the Company for any period determined by the accountants by the method used for federal income tax purposes.

11.3.2. Section 704(b) Regulatory Allocations. The provisions of the Treasury Regulations under Code Section 704(b) relating to qualified income offset, minimum gain chargeback, minimum gain chargeback with respect to partner nonrecourse debt, allocations of nonrecourse deductions, allocations with respect to partner nonrecourse debt, limitations on allocations of losses to cause or increase a Capital Account deficit, and forfeiture allocations with respect to substantially nonvested partnership interests are hereby incorporated by reference and shall be applied to the allocation of income, gain, loss, or deduction in the manner provided in the Treasury Regulations. The Manager may adjust the subsequent allocations of income, gain, losses, or deduction to prevent distortion of the economic arrangement of the Members, as otherwise described in this Agreement, due to allocations resulting from the preceding sentence.

11.3.3. Income Tax Allocations. Except as otherwise provided below or as otherwise required by the Code or Treasury Regulations, a Member's distributive share of income, gain, loss, and deduction for income tax purposes shall be the same as is entered in the Member's Capital Account pursuant to this Agreement. A Member's distributive share shall be deemed to consist of a pro rata portion of each item of income, gain, loss, or deduction required to be separately stated under Code Section 702(a). In accordance with Code Section 704(c) and the Treasury Regulations thereunder, and in such a manner as is determined by the Manager, allocations of income, gain, loss, or deduction for income tax purposes shall take into account any variation between the adjusted tax basis of Company property and the book value of such property as determined for purposes of maintaining Capital Accounts; provided, however, that the Company shall use the "traditional method with curative allocations" pursuant to Treasury Regulation Section 1.704-3(c) with respect to the "reverse" 704(c) allocations to be made resulting from revaluation of the Members' Capital Accounts relating to the Capital Contributions made in connection the execution of this Agreement.

11.3.4. Transfer or Change of Shares. If any Shares are newly issued, reserved, transferred, forfeited, or redeemed during a fiscal year, the Manager shall adjust allocations of income, gain, loss, deduction, and credit to take account of the varying Shares of the Members in any manner consistent with Code Section 706 and the Treasury Regulations thereunder.

11.3.5. Imputed Underpayment of Tax. In the event that any audit of any tax return of the Company by the Internal Revenue Service results in an "imputed underpayment" as defined in Section 6225(b) of the Code (an "Imputed Underpayment"), and the Partnership Representative does not cause the Company to elect the "alternative procedure" under Section 6226 of the Code, the Partnership Representative shall (A) determine each Member's share of the adjusted items as set forth in the notice of final partnership adjustment, (B) apply for and use commercially reasonable efforts to make all modifications available under Section 6225(c)(3) and (4) of the Code to reduce the amount of the Imputed Underpayment (and shall be permitted to make any other modification available under Section 6225(c) of the Code), and (C) use commercially reasonable efforts to determine each Member's share of the final Imputed Underpayment after properly allocating to each Member any reductions from modifications attributable to such Member's tax attributes or status. Each Member shall be obligated to indemnify the Company (without any right of reimbursement or contribution) for its allocable share of any Imputed Underpayment, as finally determined under this Section 11.3.5. The Partnership Representative may request such indemnification or reimbursement in advance of the due date of any Imputed Underpayment by the Company and may utilize the provisions of Section 11.3.6 of this Agreement to collect such amounts. The Members further agrees to reasonably cooperate with the requests of the Partnership Representative in connection with any audit, examination or controversy, including but not limited to, executing any documents or filing amended tax returns. The provisions of this Section 11.3.5 shall apply to a former Member of the Company and shall survive such Member's withdrawal from the Company.

11.3.6. Withholding. Unless treated as a Tax Payment Loan (as hereinafter defined), any amount paid by the Company for or with respect to any Member on account of any withholding tax or other tax payable with respect to the income, profits or distributions of the Company pursuant to the Code, the Treasury Regulations, or any state or local statute, regulation or ordinance requiring such payment (each a "Withholding Tax Act") shall be treated as a distribution to such Member for all purposes of this Agreement. To the extent that the amount required to be remitted by the Company under a Withholding Tax Act exceeds the amount then otherwise distributable to such Member, the excess shall constitute a loan from the Company to such Member (a "Tax Payment Loan") which shall be payable upon demand and shall bear interest, from the date that the Company makes the payment to the relevant taxing authority, at the applicable federal short-term rate under Section 1274(d) of the Code, compounded

semiannually; provided, further, that the Company may require and with respect to a former Member, must require, such Member or former Member to deposit with the Company an amount equal to the tax or withholding to be paid by the Company with respect to such Member or former Member at least five (5) business days prior to the due date of such payment, as long that 10 days' notice is provided. So long as any Tax Payment Loan or the interest thereon remains unpaid, the Company shall make future distributions due to such Member under this Agreement by applying the amount of any such distribution first to the payment of any unpaid interest on all Tax Payment Loans of such Member and then to the repayment of the principal of all Tax Payment Loans of such Member. The Manager shall have the authority to take all actions necessary to enable the Company to comply with the provisions of any Withholding Tax Act applicable to the Company and to carry out the provisions of this subsection.

12. Restriction on Share Transfers

12.1. Compliance with Securities Laws. A Member shall not Transfer (defined below) any Shares in violation of the Securities Act of 1933, as amended (the "Securities Act"), any regulations or rules promulgated thereunder or any applicable state securities laws (collectively, "Securities Laws"). The Members acknowledge that no Shares have been registered under the Securities Act, and, thus, Shares must be held indefinitely unless subsequently so registered or an exemption from such registration is available. The Company is under no obligation to effect registration of Shares under the Securities Act or to comply with any requirements necessary for sales of Shares under the Securities Laws. The Company is not subject to the disclosure requirements which would permit Shares to be sold pursuant to Rule 144 of the Securities and Exchange Commission, and the Company has no present intention to become so subject. No federal or state agency has passed upon or endorsed the merits or fairness of this Agreement or the issuance of or investment in the Shares. Each Member acknowledges that, in addition to the other restrictions on Transfer set forth herein, such Member shall not sell or otherwise Transfer Shares unless (a) registration under applicable Securities Laws shall be in effect with respect thereto, and he shall have complied with all applicable regulations and provisions of the Securities Laws or (b) the Company shall have obtained from its counsel an opinion that such proposed sale or Transfer will not require registration under the Securities Act and compliance with such regulations and provisions. "Transfer" means a transfer of any kind whereby a person or entity ceases to have unrestricted possession and control of his or its property, whether voluntary or involuntary, by operation of law or otherwise, directly or indirectly (including by change of control and, for clarity, with regard to any Member that is not an individual, including any change of control of such Member), including assignments, alienations, sales, gifts, donations, devises, transfers by intestacy, bequests, conveyances, pledges, grants of security interests or liens, equitable or other distribution after divorce or separation, seizures and/or sales by legal process or in execution of judgments, declarations of trust, grants of options or obligations to purchase or sell or other transfers pursuant to the bankruptcy or insolvency laws (statutory or otherwise) of any jurisdiction, including any Transfer pursuant to any divorce or separation proceedings or settlement or by equitable distribution.

12.2. Subchapter S Restrictions on Transfer. If the Company elects, by consent of the Manager and the Partnership Representative, to be taxed as an S corporation, notwithstanding any provision herein to the contrary, no Member shall take any action (including a Transfer of Shares) or omit to take any action which would cause the Company to fail to qualify as a corporation electing subchapter S status under the Code.

12.3. Covenant Not to Transfer. No Member shall make, effect, permit or suffer any Transfer of any Shares or rights or interests therein without obtaining the prior written consent of the Manager. Without in any way limiting the discretion of the Manager, the Manager shall have the right to disapprove or condition approval of any proposed Transfer if the Manager determines that the proposed transferee's becoming a Member would, or could reasonably be expected to, adversely affect in any manner or for any reason the interests of the Company or any Member, including by adversely affecting any relationship between the Company or any Member, on one hand, and any one or more other Member, managers or any customers or other business contacts of the Company, on the other hand. Additionally and without limiting the foregoing, no Transfer of Shares may be made to a proposed transferee, other than the Company or a Member, unless the proposed transferee has satisfied such other conditions and qualifications as the Manager may impose in good faith, including payment of any professional fees and other expenses of any kind incurred or expected to be incurred in connection with evaluating or effectuating the proposed Transfer and any documentation requirements (such as a joinder to this Agreement satisfactory to Company and its counsel). Notwithstanding anything to the contrary contained in this Section 12.3, the Class D Member shall have the right to Transfer its shares to any entity controlled by Schulson and any such Transfer shall not require the approval of the Manager and shall not affect the consent rights of the Class D Member under this Agreement.

12.4. Covenant Not to Pledge. In addition, except with the prior written consent of the Manager, no Member, except in connection with any Company financing (for which the Members agree to pledge at the request of the Manager), shall pledge, hypothecate or otherwise encumber any Shares.

12.5. Permitted Transfers. The transfer of Shares upon the death, incapacity, incompetence or disability of a Member shall not, notwithstanding anything to the contrary, constitute a Transfer of such person's Shares for purposes of this Agreement and, without limiting the foregoing, shall not require approval of the Manager to Transfer such Shares to such person's estate, heirs or beneficiaries or to any personal representative, executor, guardian or agent in connection with any such event. In the event of any transfer of Class A Shares permitted or made under this Section 12.5, such Class A Shares shall automatically convert into an equal number of Class B Shares. In the event of any transfer of Class D Shares permitted or made under this Section 12.5 (but excluding any Transfer of the Class D Shares permitted under Section 12.3), the consent rights of the Class D Shares under this Agreement shall automatically terminate.

12.6. Record Transfers. Any purported Transfer of Shares or of any rights or interests therein which, if effected, would be in breach of this Agreement shall be null and void *ab* initio. The Company shall not participate in or permit any transaction that effects or would effect a Transfer not expressly permitted herein or record any such Transfer on its books or records or treat the purported transferee as the holder of any Shares or rights or interests therein for any purpose. Nothing herein shall be construed to prohibit any transaction whatsoever (including any sale, issuance or redemption of any shares of Shares of the Company, merger, consolidation, sale of assets, liquidation, dissolution or other transaction outside the ordinary course of business) that has been approved by the Manager in accordance with this Agreement.

13. Bring Along Rights and Tag Along Rights. Notwithstanding anything to the contrary contained herein, the Class A Members may not transfer any of their Shares without first complying with the terms of this Section 13.

13.1. If Nate (or his successors or assigns) desire to Transfer any Shares to a third party in a transaction approved by the Manager, Nate (or his successors or assigns) shall have the option, which each Member hereby grants to him, to require the other Members to participate in the sale by selling their Shares to the same transferee(s) and for the same consideration as will be received by Nate, on a *pro rata* basis and the aggregate consideration receivable by all Members shall distributed to the Members in accordance with the priorities set forth in Section 11.1. To exercise such right to require the other Members to participate in such a sale, Nate (or his successors or assigns) must give written notice of such required participation to the other Members no less than fifteen (15) days prior to the date of the consummation of such sale (and said notice may be given as part of the notice of the sale). To assure compliance with this Section 13.1, each Member hereby irrevocably constitutes and appoints Nate as his proxy and true and lawful attorney-in-fact with full power of substitution and resubstitution and with full power and authority in the Member's name, place and stead to vote all Shares owned by the Member (including, without limitation, by execution and delivery of written consent) and to execute, acknowledge, deliver, swear to, file and record any and all such documents as Nate, in his sole discretion, may consider necessary or appropriate in connection with the Transfer of the Shares owned by the other Member. The aforesaid power and authority shall not be applicable if the sale provides for a lower price or less advantageous terms on a *pro rata* basis (in proportion to their ownership of Shares) for the other Member than are applicable to Nate, it being agreed that for purposes of any determination of *pro rata* rights or obligations of any kind pursuant to this Section 13 only consideration specifically designated as consideration for Shares shall be considered, and no payments for other rights, assets or property, services to be provided after the sale, restrictive covenants or other emoluments or benefits of any kind shall be relevant. Moreover, the Members agree that, upon request by Nate, the Members shall cooperate fully in such sale and shall execute, deliver and confirm all appropriate documents and actions in connection with such sale; provided, that the Members shall not be required to make any representations or warranties under such documents, except for customary representations and warranties, on a several basis, specifically relating to each such Member and his or its ownership of Shares and not any representations or warranties related to the Company or its business, and the liability of each of the Members under such documents shall in no event exceed the amount of proceeds received by such Member. The appointment by the Members of Nate as their proxy and attorney-in-fact shall be a power coupled with an interest in recognition of the fact that such Member will be relying upon the power of Nate to act as contemplated by this Agreement in connection with any sale, and shall survive the bankruptcy, insolvency, adjudication of incompetence or insanity of the Member to the fullest extent permitted by law.

13.2. If Nate (or his successors or assigns) desire to Transfer any Shares to a third party in a transaction approved by the Manager but declines to exercise the option set forth in Section 13.1 to require the Members to participate in a sale transaction, each Member, acting individually, shall have the right and option to elect to participate in any sale of Class A Shares by selling such Member's Shares to the same transferee(s) and for the same consideration as will be received by the holders of Class A Shares being sold on a *pro rata* basis (in proportion to their respective economic interests in the Company taking into account the order of priorities set forth in Section 11.1).

14. Intentionally Omitted.

15. Obligations at and after Transfer. At such time as a Member shall no longer be a Member:

(i) Without further action, the engagement or employment of the Member shall automatically terminate and the Member shall be deemed to have resigned as a manager (including as Manager, as applicable), officer and any other positions of or with the Company;

(ii) The Member shall not be permitted to (and shall not) have access to any premises, equipment or other property of the Company, including using any Company passwords;

(iii) The Member shall return to the Company all Company equipment, credit cards, collateral, keys and other implements for entry to the premises of the Company, including all copies thereof, and all confidential or proprietary company materials (including all computer files and media) and data;

(iv) The Member shall inform the Company of the all information relating to the Member's work for the Company, including the location and content of all files and all passwords and codes; and

(v) The Member shall not (and shall not be permitted to) hold himself out as a Member, manager, officer, employee or representative of the Company in any manner, including by using the Company's name on any communications or materials.

16. Rights to Information. Members shall have the right, subject to such reasonable standards (including standards governing what information and documents are to be furnished at what time and location and at whose expense) as may be established by the Manager, to obtain from the Company from time to time upon reasonable demand for any reasonable purpose related to the Member's interest as a member of the Company, including (i) promptly after they become available, a copy of the federal, state and local income tax returns for each year of the Company and a copy of the regularly prepared quarterly and annual financial statements of the Company; (ii) a current list of the name and last known business, residence or mailing address of each Member; and (iii) a copy of this Agreement, the Certificate and all amendments thereto. Notwithstanding anything herein to the contrary, the Manager shall have the right to keep confidential from the Members, for such period of time as the Manager deems reasonable, any information which the Manager believes to be in the nature of trade secrets or other information the disclosure of which the Manager believes is not in the best interests of the Company or could damage the Company or its business or the Company is required by applicable law or by agreement with a third party to keep confidential. Any demand by a Member for information from the Company shall be in writing and shall state the purpose of such demand. Members shall not be permitted to exercise their rights to information at any time or in any manner that would interfere with or disrupt the business or affairs of the Company. Notwithstanding anything herein to the contrary, the Manager may require, as a condition to giving any person access to any information, that such person enter into a confidentiality agreement with the Company in a form and substance satisfactory to the Manager. Each Member shall maintain the confidentiality of all non-public information furnished by or otherwise obtained from the Company. Nothing in this Section shall create any obligation by the Company to furnish or provide access to, or imply that a Member has any right to receive or obtain, any information beyond that to which a Member is entitled pursuant to the express provisions of this Agreement. Each Manager shall have complete and unrestricted access to any and all information of the Company. Subject to this Section 17, the Manager shall meet with the other Members, collectively, at least 3 times annually, at times to be mutually agreed upon, to discuss the business and financials of the Company.

17. Indemnification

17.1. Member. Each Member hereby agrees that it will indemnify and hold harmless the Company and the other Members, and the Company's mangers, officers, directors, employees, agents, representatives and affiliates

(collectively, the "Indemnified Persons"), from and against any and all Liabilities (defined below) to which any of the Indemnified Persons may be or become subject arising out of, incurred with respect to, or resulting from any misrepresentation, inaccuracy or breach of any warranty, or the nonperformance or breach of any covenant, obligation or agreement of such Member made or undertaken in this Agreement. "Liabilities" means all liabilities, judgments, amounts paid in settlement, fines, penalties, excise taxes assessed with respect to an employee benefit plan, Expenses, losses and other damages of any kind whatsoever. "Expenses" means all professional fees and costs (including those of attorneys, accountants and experts) and other expenses of any kind.

17.2. Company. Except to extent prohibited by applicable law, the Company shall (a) indemnify, defend and hold harmless each Member from and against any and all Liabilities incurred in connection with any proceeding relating in any way to the Member's past, present or future services as manager, officer, advisor, employee, agent, contractor, trustee of a benefit plan or otherwise and (b) pay all Expenses incurred in connection with any such proceeding as and when incurred, in advance of the final disposition of such proceeding. To the extent indemnification provided for in the preceding sentence or otherwise is not available for any reason, the Company shall contribute to such Liabilities in such amount and proportion as is appropriate to effect the intent of the preceding sentence. The rights and protections granted in this Section 18 are in addition to, not exclusive of, all other rights and protections available under applicable law, by contract or otherwise. Any amendment or modification of this Section 18 or termination of this Agreement which adversely affects any rights or protections of the Members under this Section shall be effective only prospectively and shall not affect any obligations existing, or the rights or protections with respect to any acts or omissions before, the effectiveness of such amendment, modification or termination. The rights and protections of the Members provided in this Section 18 shall inure to the benefit of the Member's heirs, executors, administrators, representatives, successors and assigns.

18. Term. The term of the Company commenced upon the filing of the Articles and shall continue perpetually, until terminated by (a) the Manager or the Members or (b) by order of a court of competent jurisdiction. Upon termination of the term of the Company, a "Liquidator" for the Company shall liquidate the Company's assets, pay or provide for payment of all of the Company's liabilities and satisfy all of the Company's other obligations in accordance with respective rights of all creditors and other obligees, disburse all remaining proceeds of liquidation (if any remain after paying and satisfying the claims of all creditors and other obligees) to the Members in accordance with their respective rights thereto and terminate and cancel the Company's existence, all in accordance with the applicable provisions of the LLC Law. For purposes hereof, "Liquidator" means one of the following: (i) such person as may be selected by the Manager (who may be the Manager) or (ii) such person as may be designated by a court of competent jurisdiction.

19. Miscellaneous Provisions

19.1. Entire Agreement. This Agreement constitutes the entire agreement and understanding of the parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, oral or written. The express terms hereof shall control and supersede any course of conduct and/or custom or usage of the profession inconsistent with any of the terms hereof.

19.2. Invalidity. If any provisions of this Agreement shall be held invalid, illegal or unenforceable, the remaining part of this Agreement shall remain in full force and effect, and such invalid, illegal or unenforceable provision shall be deemed modified to the minimum extent necessary to render the same valid, legal and enforceable.

19.3. Waiver. Neither the failure nor delay by any party to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude, limit or otherwise affect the exercise of the same or any other right, remedy, power or privilege, nor shall any waiver of a right, remedy, power or privilege with respect to any one or more occurrences be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence.

19.4. Choice of Law and Jurisdiction. This Agreement, its interpretation, performance and enforcement (including with regard to limitations of actions), and the rights and remedies of the parties hereto, shall be governed and construed by and in accordance with the laws of the Commonwealth of Pennsylvania, without regard to principles

of conflict of laws. The Members irrevocably consent to the exclusive jurisdiction and venue of the state and federal courts located in Philadelphia, PA in any action or proceeding related to this Agreement.

19.5. Representatives Bound. It is expressly understood and agreed that this Agreement shall apply to and govern any legal guardian or personal representative of any Member, and such legal guardian or personal representative shall act on behalf of the Member to fulfill his obligations hereunder. Upon request, a personal representative of a Member shall provide evidence reasonably satisfactory to the other parties hereto of such representative's legal status.

19.6. Third Party Beneficiaries. This Agreement is not intended to, and it shall not, provide any rights whatsoever to anyone not a party hereto (including spouses of Members and creditors of or claimants against any party hereto), and such other persons or entities, unless a successor, permitted assign, personal representative or guardian of a Member, shall have no right to enforce this Agreement directly or derivatively (through their relationship to a Member, Company or otherwise) against any party hereto.

19.7. Assignment. Except as expressly provided or permitted herein, no rights hereunder of any party hereto may be assigned or transferred, directly or indirectly, in any manner, including upon death, by operation of law or in connection with a change of control.

19.8. Interpretation. The terms "hereby," "hereof," "herein" and "hereunder" mean by, of, in and under this Agreement, respectively, and refer to this Agreement as a whole and not merely to the Section or provision in which such term is used. The term "or" shall be construed to be inclusive and have the meaning of "and/or". The term "affiliate" shall include all family members. All references herein to a particular statute, code, regulation or other legal requirement shall include references to all amendments thereto and legally-binding interpretations thereof and, in the case of the repeal of any such legal requirement, shall include any successor thereto enacted, promulgated or issued in replacement thereof. The term "include" (and correlative terms such as "includes" and "including") shall not be construed as a term of limitation but shall be construed as if followed by the words "without limitation." All references herein to the masculine gender shall also include the feminine and neuter, and vice versa, and all references to the singular form shall also include the plural, and vice versa, as the context may require. No provision herein shall be construed against a party merely because of the role of such party or its counsel in the drafting thereof.

19.9. Accountant Determinations. All determinations or calculations to be made by the regular certified public accountants of Company, selected by the Manager from time to time, including the maintenance of Capital Accounts and allocations of Profits and Losses, shall be final, binding and conclusive on all parties in interest, provided such determinations or calculations are made in a manner consistent with the economic terms of the parties and otherwise consistent with the intent of this Agreement.

19.10. Amendment. This Agreement may not be amended, restated, modified or supplemented except in a writing signed by all holders of Class A Shares and Class D Shares.

IN WITNESS WHEREOF, each of the undersigned has executed this Amended and Restated Operating Agreement as of the 8th day of August, 2022.

FELT & FAT, LLC

By: ______________________
Nathaniel Mell, Manager and Member

____
NATHANIEL MELL

____

LEGAL\58824448\3

JOEL EVEY

____

JEFFREY KAHN

____

ELI KULP

SCHULSON INVESTMENTS LLC

By: ________________________________

Michael J. Schulson

This Agreement may be executed in counterparts.

EXHIBIT A

Capital Contributions and Shares

Member	*Capital Contribution*	*Shares*
Nate	to be provided by accountants	1,000 Class A
Joel	$5,667.00	68 Class B
Nate	Services	200 Class C
Joel	Services	70 Class C
Jeff	$100,000	86 Class B
Eli	$100,000	86 Class B
Schulson	$300,000	257 Class D
Incentive Shares	---	183 Class C*

* Reserved for issuance.

EXHIBIT B

704 "Book"	Tax Capital	Book Up	
$ 1,319,609.51	$ (201,756.00)	$ 1,521,365.51	Nate to be provided by accountants 1,000 Class A
$ 86,587.44	$ (7,013.00)	$ 93,600.44	Joel $5,667.00 68 Class B
$ 254,668.93	$ -	$ 254,668.93	Nate Services 200 Class C
$ 89,134.13	$ -	$ 89,134.13	Joel Services 70 Class C
$ 100,000.00	$ 100,000.00	$ -	Jeff $100,000 86 Class B
$ 100,000.00	$ 100,000.00	$ -	Eli $100,000 86 Class B
$ 300,000.00	$ 300,000.00	$ -	Schulson $300,000 257 Class D
$ -	$ -	$ -	
$ 2,250,000.00	$ 291,231.00	$ 1,958,769.00	